April 4, 2011
Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Ensco plc Registration Statement on Form S-4 Filed March 3, 2011 File No. 333-172587
Dear Mr. Schwall:
On behalf of our client, Ensco plc (“Ensco”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as contained in your letter of March 31, 2011 relating to the above referenced Form S-4 (the “Form S-4”) in connection with Ensco’s proposed merger with Pride International, Inc. (“Pride”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Ensco or Pride, as applicable, to that particular comment. In addition, we are enclosing an Amendment No. 1 (“Amendment No. 1”) to the Form S-4, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 1 marked to show changes from the Form S-4. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment No. 1.
Form S-4
The Merger, page 48
Comment No. 1
Please address the circumstances under which Mr. Raspino met with the chief executive officer of Company B on June 30, 2008, as disclosed at page 50, and the chief operating officer of Company C on October 5, 2009, as disclosed at page 51, including who initiated contact in each case.
Response to Comment No. 1
In response to the Staff’s comment, based on information provided by Pride, we have revised the disclosures on pages 50 and 51 of Amendment No. 1.
Comment No. 2
Certain dates in this section appear to conflict with information contained in various other documents. For example, you disclose at page 49 that the Pride board met on April 22, 2008 to discuss amending the poison pill triggering threshold with respect to Seadrill. However, the Form

8-K filed April 25, 2008 indicates that this meeting was held on April 21, 2008. Please revise and confirm the accuracy of your timeline.
Response to Comment No. 2
In response to the Staff’s comments, we have confirmed with Pride that the board meeting actually occurred on April 21, 2008 and the typographical error has been corrected on page 49 of Amendment No. 1. Both Pride and Ensco have reviewed the timeline and believe it to be accurate in all material respects.
Comment No. 3
We note your disclosure at page 53 that Mr. Trøim stated that Seadrill would require that the combined company continue Seadrill’s financial strategy following a business combination. To the extent that Mr. Trøim described such financial strategy at such time, please revise your filing to include related disclosure.
Response to Comment No. 3
In response to the Staff’s comment, based on information provided by Pride, we have revised the disclosures on page 53 of Amendment No. 1.
Comment No. 4
Please clarify your disclosure at page 53 regarding the “concern about recurring public rumors regarding Seadrill’s actions and intentions with respect to Pride.”
Response to Comment No. 4
In response to the Staff’s comment, based on information provided by Pride, we have revised the disclosures on page 53 of Amendment No. 1.
Comment No. 5
We note your disclosure at page 54, which states with respect to the November 2, 2010 board meeting that “[r]epresentatives of Deutsche Bank presented analyses of two potential combinations involving Ensco, one of which included Pride . . . .” In addition, we note your disclosure at page 56, which indicates that at the December 30, 2010 board meeting, Mr. Rabun “referred the board to the executive summary and supporting data furnished to the directors by Deutsche Bank, which updated the preliminary data furnished to the board in November.” It appears that these Deutsche Bank analyses that you refer to in the prospectus constitute reports, opinions, or appraisals materially related to the proposed merger transaction. Therefore, please furnish the disclosure required by Item 4(b) of Form S-4, including the disclosure required by Item 1015(b) of Regulation MA, with respect to these reports, and furnish copies of such reports as exhibits pursuant to Item 21(c) of Form S-4. In the alternative, explain why such disclosure and exhibits are not required.
Response to Comment No. 5
The Deutsche Bank materials referred to on pages 54 and 56-57 of Amendment No. 1 are not, in our view, materially related to the proposed merger transaction. We referred to the materials as part of a very detailed background summarizing a lengthy process. The Ensco board of directors approved the terms and conditions of the proposed merger on February 5, 2011 following its review and discussion of various matters discussed on page 61 of Amendment No. 1 under “The Merger—Background of the Merger.” Among the matters considered was the oral opinion of Deutsche Bank delivered to the Ensco board on February 5, 2011, which was subsequently confirmed in writing. We believe that the Deutsche Bank opinion delivered to the Ensco board is the only report, opinion or appraisal materially related to the proposed merger transaction and, accordingly, provided a summary of the opinion and a summary of the material financial analyses contained in the presentation to the Ensco board under “The Merger—Opinion of Deutsche Bank Securities, Inc.” as required pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation MA. A copy of the written opinion dated February 6, 2011 is attached as Annex B to the joint proxy statement/prospectus, in compliance with Item 21(c) of Form S-4. Accordingly, the other materials referenced on pages 54 and 56-57 of Amendment No. 1 are not materially related to the proposed transaction and thus are not required to be described or filed.

Comment No. 6
We note your disclosure at page 56 that Ensco and Pride executed a confidentiality agreement that included a mutual standstill agreement. Please revise your filing to disclose the material terms of such standstill agreement.
Response to Comment No. 6
In response to the Staff’s comment, we have revised the disclosure on page 56 of Amendment No. 1.
Comment No. 7
Please disclose the material terms of the proposed merger agreement delivered to Baker Botts by Baker & McKenzie on January 16, 2011. For example, and without limitation, please clarify whether the terms of the termination fees payable by Pride were included in such draft.
Response to Comment No. 7
In response to the Staff’s comment, we have revised the disclosure on page 58 of Amendment No. 1.
Comment No. 8
We note your disclosure at page 58 regarding the initial comments to the draft Ensco merger agreement that were sent to Ensco by Baker Botts and Wachtell Lipton, and your reference to the concerns addressed in such comments. Please expand your disclosure to provide more details regarding such concerns.
Response to Comment No. 8
In response to the Staff’s comment, we have revised the disclosure on page 59 of Amendment No. 1.
Comment No. 9
Please expand your disclosure regarding the discussion on February 1, 2011 between Messrs. Raspino and Rabun with respect to pricing and board representation to describe their discussions regarding such matters.
Response to Comment No. 9
In response to the Staff’s comment, we have revised the disclosure on page 60 of Amendment No. 1.
Comment No. 10
We note your disclosure that on February 5, 2011, Mr. Raspino discussed with Mr. Rabun the removal of certain provisions relating to events that would be included in the definition of material adverse effect in the merger agreement. Please expand your disclosure to briefly describe such events, and to clarify how such issue was resolved.
Response to Comment No. 10
In response to the Staff’s comment, we have revised the disclosure on page 61 of Amendment No. 1.

Comment No. 11
Please expand your disclosure regarding why Pride determined to accept the offer from Ensco instead of continuing to operate as a standalone public company. In that regard, we note your related disclosure at page 65. In addition, please expand your disclosure regarding why Pride determined to cease discussions regarding a potential transaction with Seadrill, Company A, Company B, or Company C. In that regard, we note your related disclosure at page 66.
Response to Comment No. 11
Pride believes that disclosure relating to the reasons behind its determination that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Pride and its stockholders as compared to remaining a standalone company and pursuing other possible transactions is more appropriate under the section “Recommendation of the Pride Board of Directors and Its Reasons for the Merger.” We have revised the disclosure on pages 62-63 of Amendment No. 1 to add a cross-reference to the discussion.
Opinion of Deutsche Bank Securities Inc., page 69
Comment No. 12
Please expand your disclosure regarding how Deutsche Bank Securities Inc. chose the selected publicly traded companies for its selected trading comparables analyses for both Pride and Ensco, and the selected transactions for its selected precedent transactions analysis. With a view toward disclosure, please advise us whether any comparable companies or transactions were excluded from the analysis. This comment also applies to the selection of companies used in the selected company analysis by Goldman Sachs.
Response to Comment No. 12
In response to the Staff’s comment, the disclosures on pages 72-74, 76 and 81 of Amendment No. 1 have been revised. We note that Deutsche Bank selected comparable companies for Pride and Ensco based upon its general experience and knowledge of the companies in the relevant markets. Deutsche Bank selected precedent transactions based upon its general experience and knowledge of transactions involving companies in the offshore drilling industry and oilfield services industry and not based on specifically identified objective criteria. Therefore, no company or transaction met specified criteria and was excluded from Deutsche Bank’s analysis.
Comment No. 13
We note the statements at pages 76 and 82 that disclaim responsibility with respect to forecasts and assumptions discussed in your filing. While it may be acceptable to include qualifying language concerning subjective analyses, it does not appear to be appropriate to disclaim responsibility for statements made in the document. Please revise.
Response to Comment No. 13
The disclosures were not intended to convey that Ensco or Pride were disclaiming responsibility for statements made in the document but rather to disclaim responsibility for future results. To clarify this point, we have revised the disclosures on pages 78 and 84 of Amendment No. 1.
Comment No. 14
We note your description at page 77 of certain relationships between Deutsche Bank Securities Inc. and Ensco. Please tell us why you have not disclosed in your filing the role of Deutsche Bank in Ensco’s March 17, 2011 sale of $1,000,000,000 aggregate principal amount of its 3.250% Senior Notes due 2016 and $1,500,000,000 aggregate principal amount of its 4.700% Senior Notes due 2021.
Response to Comment No. 14
The Form S-4 was filed with the SEC on March 3, 2011. Ensco did not commence the offering of senior notes until March 8, 2011, and Deutsche Bank was engaged as joint book-running manager on that day. Therefore, no disclosure in the initial Form S-4 was necessary. We have revised the disclosure on page 78 of Amendment No. 1 to reflect this subsequent event.
Opinion of Goldman, Sachs & Co., page 77
Comment No. 15
We note the description of the financial analyses prepared by Goldman Sachs. We further note that Goldman Sachs relied on forecasts for Pride and Ensco prepared by the management of Pride when preparing certain of these analyses. Please revise your filing to disclose such projections, and the material assumptions used in the preparation of such projections.
Response to Comment No. 15
In response to the Staff’s comment, based on information provided by Pride and Goldman Sachs, we have revised the disclosures on page 88 of Amendment No. 1.
Comment No. 16
We note your disclosure at page 80 that Goldman Sachs applied estimates of forward year EBITDA to assumed enterprise value to forward year EBITDA multiples of 4.0x to 12.0x in its implied present value of future share price analysis. Please disclose how Goldman Sachs determined to use such multiples.
Response to Comment No. 16
In response to the Staff’s comment, based on information provided by Goldman Sachs, we have revised the disclosures on page 82 of Amendment No. 1.
Comment No. 17
We note that the description in the registration statement regarding the material relationships between Goldman Sachs and Pride does not provide a quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by Pride and its affiliates. Please revise the registration statement to provide such disclosures.
Response to Comment No. 17
In response to the Staff’s comment, based on information provided by Goldman Sachs, we have revised the disclosures on page 85 of Amendment No. 1.
Ensco Prospective Financial Information, page 83
Comment No. 18
We note the disclosure of certain prospective financial information of Ensco on page 84 and Pride on page 86. We understand from the surrounding discussion that such prospective financial information represents selective financial information prepared by management in connection with due diligence and provided to the financial advisors for further financial analysis associated with the planned merger. Item 10(b), paragraph (2) of Regulation S-K states that projection information need not be limited to the three traditional financial items (revenues, net income, and earnings per share). However, Item 10(b) also cautions management in presenting projections of revenues without the corresponding projection of net income, earnings from continuing operations, or similar amounts. Tell us how you considered this guidance in determining the prospective financial information presented in the filing for both Ensco and Pride.

Response to Comment No. 18
As noted on pages 85-87 of Amendment No. 1, the prospective financial information was included in the Form S-4 solely to inform shareholders of the non-public unaudited prospective financial information that was exchanged between the parties. This information was not prepared with a view toward public disclosure or to influence shareholders’ decision on how to vote. Accordingly, our view is that the prospective financial information exchanged by the parties are not projections of future economic performance for the benefit of shareholders for which Item 10(b) of Regulation S-K applies. Moreover, the parties did not exchange prospective net income or earnings from continuing operations. Therefore, our view is that it would be inappropriate to subsequently prepare such information and include it in a registration statement in the manner in which the information is intended to be presented.
Comment No. 19
On a similar matter, paragraph (3)(i) of Item 10(b) of Regulation S-K states: “The Commission also believes that investor understanding would be enhanced by disclosure of the assumptions which in management’s opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend and encourages disclosure of assumptions in a manner that will provide a framework for analysis of the projection.” Please tell us how you considered expanding your disclosure on pages 83 through 86 to include a discussion of the key factors upon which the projections are based.
Response to Comment No. 19
As noted in our response to Comment No. 18, the prospective financial information was not included to influence shareholders’ decision on how to vote but merely to disclose the information that was exchanged between the parties. The information requested by this comment was not exchanged between the parties, and our view is that it would be inappropriate to include it in a registration statement in the manner in which the information is intended to be presented.
Litigation Relating to the Merger, page 101
Comment No. 20
We note your disclosure of the existence of several shareholder lawsuits related to the proposed merger. With respect to each pending lawsuit related to the proposed merger, please provide us with a copy of the complaint, as well as any answers or other material pleadings.
Response to Comment No. 20
We have supplementally provided the Staff copies of the complaints/petitions, answers and other material pleadings in connection with the various shareholder lawsuits.

Unaudited Pro Forma Condensed Combined Financial Statements
Note 4. Pro Forma Adjustments, page 136
Comment No. 21
We note a number of pro forma adjustments to record the estimated fair value of various assets and liabilities. Please provide the following information and revise your disclosure to be more specific regarding the reason for the difference between the book values reflected in the historical financial statements of Pride and their related fair values. Disclosure discussing the basis for determining fair value, where appropriate, would be helpful to expand a reader’s understanding of the pro forma adjustments:
• 4(b) – Tell us why accounts receivable in the historical financial statements of Pride does not approximate fair value as of December 31, 2010 and requires a $35 million adjustment to decrease the amount to reflect its fair value. In your response, explain why the accounts receivable balance of $252 million did not contemplate this reduction to fair value;
• 4(c) – Explain the basis for the $73 million fair value adjustment to inventory and identify the nature of the inventory included in Pride’s historical financials that require this significant increase to reflect fair value. Also provide more specific disclosure regarding the elimination of Pride historical deferred expenses related to contract billing in the amount of $34 million;
• 4(e) – We note your disclosure regarding the factors considered in the pro forma adjustment for the estimated fair value of Pride drilling contracts. Tell us and disclose in more detail to explain to the reader specifically how these factors result in the recognition of $412 million in other intangible assets;
• 4(f) – Describe the nature of Pride’s long-term receivables that require an adjustment to decrease the book value by $15 million to reflect its fair value. As the fair value is less than book value, tell us whether this adjustment was considered in Pride’s historical financial statements as an indication of impairment. Also, provide more specific disclosure regarding the elimination of Pride historical deferred expenses related to contract billing;
• 4(g) – Tell us and disclose why the book value of Pride’s drillship construction contracts is $83 million less than its fair value. Also, please clarify what specifically is included in “Change in control provisions on Pride benefit plans” in the amount of $38 million.
• 4(h) – Provide a more detailed explanation into the $270 million increase in the estimated fair value of Pride debt;
• 4(j) — We note your disclosure regarding the factors considered in the pro forma adjustment for the estimated fair value of Pride drilling contracts. Tell us and disclose in more detail how these factors result in the $313 million increase in other liabilities.
Response to Comment No. 21
4(b) — Based upon further review of certain receivables in Pride’s historical financial statements, we have removed the pro forma adjustment to record the estimated fair value of trade and other current receivables.
4(c) — Our inventory consists of consumable parts and supplies maintained on drilling rigs for use in operations and generally is comprised of items of low per unit cost and high reorder frequency. The fair value adjustment to inventory arises from a difference in the accounting policies of Ensco and Pride. Ensco recognizes inventory for consumable parts and supplies when purchased and subsequently expenses the inventory when consumed on the drilling rig. We have been informed by Pride that it recognizes an expense for consumable parts and supplies as a period cost when received for use on the drilling rig and, therefore, Pride’s historical financial statements do not include an inventory balance. The pro forma adjustment was made to conform to Ensco’s accounting policy for inventory, and it represents the estimated fair value of consumable parts and supplies on Pride’s rigs. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.
The pro forma adjustment for the elimination of Pride’s historical deferred costs associated with contract drilling primarily relates to deferred mobilization costs. Costs incurred for the mobilization of equipment and personnel prior to the commencement of drilling services are deferred and subsequently amortized by Pride over the term of the related drilling contract. Pride’s deferred costs provide no future economic benefit to Ensco. Therefore, Ensco does not believe they meet the definition of an asset as defined under Statement of Financial Accounting Concepts No. 6. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.
4(e) — The pro forma adjustment for the estimated fair value of Pride’s drilling contracts represents the intangible assets recognized for firm drilling contracts that have favorable contract terms as compared to current market day rates for comparable drilling rigs. The intangible assets were calculated based on the present value of the difference in cash inflows over the remaining contract term for each Pride drilling rig as compared to a hypothetical contract with the same remaining term at an estimated current market day rate using a risk-adjusted discount rate and estimated effective income tax rate. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.
4(f) Based upon further review of certain receivables in Pride’s historical financial statements, we have removed the pro forma adjustment to record the estimated fair value of long-term receivables.
The pro forma adjustment for the elimination of Pride’s historical deferred costs associated with contract drilling primarily relates to deferred mobilization costs and deferred regulatory inspection costs. As noted above, costs incurred for the mobilization of equipment and personnel prior to the commencement of drilling services are deferred and subsequently amortized by Pride over the term of the related drilling contract. Deferred regulatory inspection costs are incurred related to periodic inspections and surveys of each drilling rig’s condition. Deferred regulatory inspection costs are deferred and amortized over the corresponding inspection periods. Pride’s deferred costs provide no future economic benefit to Ensco. Therefore, Ensco does not believe they meet the definition of an asset as defined under Statement of Financial Accounting Concepts No. 6. Furthermore, each drilling rig’s location and condition are factors considered in the estimated fair value of each rig. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.
4(g) — The pro forma adjustment for the estimated fair value of Pride’s drillship construction contracts relates to an unfavorable construction contract liability recorded as a result of comparing the firm obligations for the remaining construction of two Pride drillships as of December 31, 2010 to current market rates for the construction of similar design drilling rigs. These construction contracts were executed in a prior year during a period of high demand for drilling rigs and limited shipyard availability for new construction. Ensco determined that Pride’s construction contracts are considered unfavorable compared to current market rates. The unfavorable construction contract liability is calculated based on the present value of the difference in cash outflows for the remaining contractual payments as compared to a hypothetical contract with the same remaining contractual payments at current market rates using a risk-adjusted discount rate and estimated effective income tax rate. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.
The pro forma adjustment for change in control provisions on Pride benefit plans relates to the additional liability that will be incurred upon a change in control for benefits payable to certain executive officers of Pride as a result of pre-existing employee arrangements. These benefits include estimated cash severance payments under pre-existing employee arrangements and other severance benefits, including SERP and tax gross-up payments assuming the transaction occurred on December 31, 2010. These benefits are summarized in pages 87 to 91 of Amendment No. 1. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.
4(h) — The pro forma adjustment to adjust Pride’s debt to its estimated fair value was based on quoted market prices for its publicly traded debt instruments and an income approach valuation model for its non-publicly traded debt in accordance with ASC Topic 820. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.
4(j) — The pro forma adjustment for the estimated fair value of Pride drilling contracts represents the intangible liabilities recognized for firm drilling contracts that have unfavorable contract terms as compared to current market day rates for comparable drilling rigs. The intangible liabilities are calculated based on the present value of the difference in cash inflows over the remaining contract term for each Pride drilling rig as compared to a hypothetical contract with the same remaining term at an estimated current market day rate using a risk-adjusted discount rate and estimated effective income tax rate. We have included additional disclosure related to this pro forma adjustment in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in Amendment No. 1.

Form 10-K for fiscal year ended December 31, 2010
Financial Statements
Note 11. Discontinued Operations, page 106
Comment No. 22
We note certain circumstances regarding ENSCO 69 have changed and resulted in your ability to retain and operate the rig. You have disclosed that all operating results have been reclassified from discontinued operations to continuing operations for each of the years presented in your statements of income. However, your current disclosures do not address how you measured and recorded the rig and other related assets when reversing the pre-tax loss of $18.1 million recognized during fiscal year December 31, 2009 upon disposal of ENSCO 69. Please tell us how you have measured and recorded ENSCO 69 and other related assets as held and used during fiscal year 2010. You may refer to ASC 360-10-35-44 and 44-45 and ASC 360-10-45-6 through 45-8 for further guidance.
Response to Comment No. 22
Petrosucre took control of ENSCO 69 in January 2009 after we suspended drilling operations for its failure to satisfy contractual obligations and meet commitments relative to the payment of past due invoices. In June 2009, due to Ensco’s consideration of the Venezuelan government’s nationalization of assets owned by international oil and gas companies and oilfield service companies, Ensco concluded it was remote that ENSCO 69 would be returned by Petrosucre and operated again by Ensco. Therefore, Ensco recorded the disposal of ENSCO 69 during the second quarter of 2009 in accordance with ASC Paragraph 360-10-35-47. At no time did Ensco classify the rig as “held for sale” as it did not meet the criteria for such classification under ASC Paragraph 360-10-45-9 and, as a result, did not account for the disposal of the rig under ASC Paragraphs 360-10-35-44 and 44-45.
When possession of ENSCO 69 was returned by Petrosucre in 2010, Ensco concluded that significant direct cash flows and significant continuing involvement would not be eliminated on a go-forward basis. As a result, the pre-tax loss of $18.1 million previously recognized upon the disposal of ENSCO 69 during the year ended December 31, 2009 was reclassified to contract drilling expense and considered an impairment of the rig’s carrying value to zero. In accordance with ASC Paragraph 360-10-35-20, Ensco did not reverse the pre-tax loss on disposal. Accordingly, ENSCO 69 and its other related assets that were impaired during 2009 have a zero net book value as of December 31, 2009 and 2010.
*     *     *

In response to your request, Ensco has authorized us to acknowledge on its behalf that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Ensco from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Ensco may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact Roger Bivans of Baker & McKenzie LLP, counsel for Ensco, by telephone at (214) 978-3095 or by facsimile at (214) 965-5955 or Alan Harvey of Baker & McKenzie LLP by telephone at (214) 978-3047 or by facsimile at (214) 978-3099.
Very truly yours,

/s/ Roger W. Bivans Roger W. Bivans
Enclosure

cc:	Cary A. Moomjian, Jr., Vice President, General Counsel and Secretary, Ensco plc
Brady K. Long, General Counsel, Pride International, Inc.
J. David Kirkland, Jr. and Tull Florey, Baker Botts L.L.P.
David A. Katz, Wachtell, Lipton, Rosen & Katz
Helen Bradley, Baker & McKenzie LLP